Exhibit 21.1
Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Formation
ARM Operating, LLC	Delaware
ARM I, LLC	Delaware
ARM I QRS, INC.	Delaware
ARM I WL, LLC	Delaware
ARM II, LLC	Delaware
ARM Cash Management, LLC	Delaware
ARM TRS, LLC	Delaware
ARM II SPE, LLC	Delaware
ARWL 2013-1 Trust	Delaware
ARWL 2014-1 Trust	Delaware
Apollo Residential Mortgage Loans, LLC	Delaware
Apollo Residential Mortgage Securities, LLC	Delaware